Exhibit 99.1

media release

SMART Technologies Announces Receipt of
Notice of Delisting from Nasdaq and Intention to Appeal

CALGARY, Alberta --- Jan. 14, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, received a notice of delisting from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that SMART has failed to regain compliance with Nasdaq’s minimum bid price requirement of $1.00 per share for continued listing of the Company’s stock on the Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5450(a)(1). The Company intends to appeal this decision by requesting a hearing before a Nasdaq Listing Qualifications Panel to review Nasdaq’s decision to delist the Company. A hearing request by the Company automatically postpones the delisting of the Company’s securities pending issuance of the Panel’s decision. The Company expects to file its notice of appeal in the next 7 days, and to have a hearing scheduled before the Nasdaq Listing Qualification Panel within 45 days of the date on which the Company files its appeal.

On July 21, 2015, the Company announced that it was advised by Nasdaq that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on The Nasdaq Global Select Market. The Company’s shares were transferred from the Nasdaq Global Select Market to the Nasdaq Capital Market effective December 31, 2015. Although the Nasdaq Capital Market has less stringent continued listing requirements than the Nasdaq Global Select Market, the Company’s transfer to the Nasdaq Capital Market did not relieve the Company of its obligations to regain compliance by January 12, 2016 with the minimum bid price requirements pursuant to Nasdaq Listing Rule 5450(a)(1). The customary means for a company to regain compliance with the minimum bid price requirements is a reverse stock split, or share consolidation, an approach the Company is considering, although no decision in that regard has yet been made.

The notice of delisting does not impact the listing of the Company’s shares on the Toronto Stock Exchange, where the shares will continue to trade under the symbol “SMA.”

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT – M

###

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information, including without limitation the Company’s expectation that it will file a notice of appeal with the Nasdaq Listing Qualifications Panel, and the timeline for filing of such notice of appeal. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Jody Kehler	Robin Raulf-Sager
Investor Relations Manager	Director, Corporation Communications
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5486	+ 1.403.407.4225
JodyKehler@smarttech.com	RobinRaulf-Sager@smarttech.com

©2016 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.